UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2018



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway, Chesapeake, Virginia	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

Today, August 30, 2018, Dollar Tree, Inc. issued a press release reporting its fiscal 2018 second quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated August 30, 2018 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 30, 2018

By: /s/ Kevin S. Wampler

Kevin S. Wampler

Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 30, 2018 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. REPORTS RESULTS FOR THE SECOND QUARTER FISCAL 2018

~ Consolidated Sales Increased 4.6% to $5.53 Billion ~
~ Diluted Earnings per Share Increased 17.3% to $1.15 vs. $0.98 ~
~ Enterprise Same-Store Sales Increased 1.8% ~
~ Same-Store Sales by Segment: Dollar Tree +3.7%, Family Dollar 0.0% ~

CHESAPEAKE, Va. - August 30, 2018 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported financial results for the quarter ended August 4, 2018.

"I am proud of our team's accomplishments in the second quarter. In addition to posting earnings near the top end of our guidance range, our Dollar Tree banner delivered increases in both traffic and ticket, and our Family Dollar banner's same-store sales were flat compared to last year's 1% increase. Importantly, Family Dollar's consumables business was positive for the seventh consecutive quarter," stated Gary Philbin, President and Chief Executive Officer. "Dollar Tree's 3.7% comp was on top of last year's 3.9% increase; and represented the fifth consecutive quarter of same-store sales growth exceeding 3.5%. We also celebrated the grand opening of our 15,000th store, and the opening of our 23rd U.S. distribution center. Both of these milestones call out the continued opportunities for growth across North America for our Dollar Tree and Family Dollar banners."

Second Quarter Results

Consolidated net sales increased 4.6% to $5.53 billion from $5.28 billion in the prior year's second quarter. Enterprise same-store sales increased 1.8% on a constant currency basis (or 1.9% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Dollar Tree banner increased 3.7% on a constant currency basis (or 3.8% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Family Dollar banner were flat at 0.0%.

Gross profit increased 2.2% to $1.66 billion in the quarter compared to $1.63 billion in the prior year's second quarter. As a percent of sales, gross margin decreased to 30.1% compared to 30.8% in the prior year. The 70 basis point decline was driven primarily by higher domestic freight, shrink and distribution costs, partially offset by lower merchandise costs.

Selling, general and administrative expenses were 23.2% of sales compared to 22.9% of sales in the prior year's second quarter. The 30 basis point increase in selling, general and administrative expenses was driven by higher store payroll expenses related to the Company's reinvestment of a portion of its tax savings, partially offset by lower depreciation and amortization costs and lower store repairs and maintenance costs, as a percentage of sales.

Operating income for the quarter was $382.5 million compared with $419.5 million in the same period last year and operating income margin was 6.9% in the current quarter compared to 7.9% of sales in last year's quarter.

The Company's effective tax rate for the quarter was 18.9% compared to 32.0% in the prior year period. The decrease in rate was due to the Tax Cuts and Jobs Act (TCJA) signed into law on December 22, 2017, which lowered the federal corporate tax rate to 21% from 35% and made numerous other law changes effective January 1, 2018. The 2018 and 2017 rates also reflect reductions of $8.1 million and $4.1 million, respectively, in the reserve for uncertain tax positions resulting from statute expirations.

Net income compared to the prior year's second quarter increased $40.1 million to $273.9 million and diluted earnings per share increased 17.3% to $1.15 compared to $0.98 in the prior year's quarter.

During the quarter, the Company opened 146 stores, expanded or relocated 13 stores, and closed 26 stores. Retail selling square footage at quarter end was approximately 118.5 million square feet.

First Six Months Results

Consolidated net sales increased 4.8% to $11.08 billion from $10.57 billion in the same period last year. Enterprise same-store sales increased 1.6% on a constant currency basis (or 1.7% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Dollar Tree banner increased 3.9%. Same-store sales for the Family Dollar banner decreased 0.5%.

Gross profit increased 3.3% to $3.36 billion from $3.25 billion in the first six months of 2017. As a percent of sales, gross margin decreased 40 basis points to 30.4% from 30.8% in the prior year period.

Selling, general and administrative expenses were 23.0% of sales compared to 23.2% of sales for the first six months of 2017. The prior year period included a $53.5 million receivable impairment. Excluding the receivable impairment, selling, general and administrative expenses, as a percentage of sales, were 22.6% in the prior year's period.

Operating income for the period increased to $820.1 million compared with $808.3 million in the same period last year. Operating income margin decreased to 7.4% in the current year period from 7.6% of sales in the prior year. Excluding the $53.5 million receivable impairment, operating income margin from the prior year's period was 8.2%.

Net interest expense for the period was $276.1 million compared to $150.5 million in the prior year's period. The increase is due to the prepayment premiums paid of $107.8 million and $6.5 million related to the redemption of the 5.75% Acquisition Notes due 2023 and Term Loan B-2, respectively. Also, in connection with the Company's debt refinancing in the first quarter, $41.2 million of amortizable non-cash deferred financing costs were accelerated and expensed.

The Company's effective tax rate for the period was 20.3% compared to 33.9% in the prior year period. The decrease in rate was due to the TCJA and the effect of the statute expirations.

Net income compared to the prior year's second quarter increased slightly to $434.4 million and GAAP diluted earnings per share was $1.82 compared to $1.83 in the prior year's period. Excluding debt refinancing costs in the current year and the receivable impairment from the prior year, diluted earnings per share improved 18.8% to an adjusted $2.34 compared to an adjusted $1.97 from the prior year period.

Company Outlook

The Company estimates consolidated net sales for the third quarter of 2018 to range from $5.53 billion to $5.64 billion, based on a low single-digit increase in same-store sales for the combined enterprise. Diluted earnings per share are estimated to be in the range of $1.11 to $1.18.

Consolidated net sales for full-year fiscal 2018 are now expected to range from $22.75 billion to $22.97 billion compared to the Company's previously expected range of $22.73 billion to $23.05 billion. This estimate is based on a low single-digit increase in same-store sales and 3.4% square footage growth. The United States Department of Commerce recently imposed an anti-dumping duty on certain ribbon purchased from China. The Company expects to incur a charge of $0.04 per share in the fourth quarter and this charge is included in the updated fiscal 2018 outlook. The Company now anticipates net income per diluted share for full-year fiscal 2018 will range between $4.85 and $5.05. This compares to the Company's previously expected range of $4.80 to $5.10.

Philbin added, "Our Dollar Tree banner continues to perform at a high level and the impact of our initiatives continue to drive top line revenue. Our efforts at Family Dollar continue to focus around delivering a better shopping experience, and we are pleased with the results of our renovation program to date. Our customers are responding to the assortment and layout and we expect to exceed our store renovations target for this fiscal year. Together, the banners are focused to deliver increased value to long-term shareholders by continuing to grow and improve our business."

Conference Call Information

On Thursday, August 30, 2018, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 888-254-3590. A recorded version of the call will be available until midnight Wednesday, September 5, 2018, and may be accessed by dialing 888-203-1112. The access code is 4700872. A webcast of the call is accessible through Dollar Tree's website and will remain online through Wednesday, September 5, 2018.

Dollar Tree, a Fortune 200 Company, operated 15,073 stores across 48 states and five Canadian provinces as of August 4, 2018. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
                  Randy Guiler, 757-321-5284
                  Vice President, Investor Relations
                  www.DollarTree.com
                  DLTR-E

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

	13 Weeks Ended		26 Weeks Ended	
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
Net sales	$ 5,525.6	$ 5,281.2	$ 11,079.3	$ 10,568.3
Cost of sales	3,861.7	3,653.4	7,715.8	7,313.4
Gross profit	1,663.9	1,627.8	3,363.5	3,254.9
	30.1%	30.8%	30.4%	30.8%
Selling, general & administrative expenses, excluding Receivable impairment	1,281.4	1,205.7	2,543.4	2,393.1
	23.2%	22.8%	23.0%	22.6%
Receivable impairment	—	2.6	—	53.5
	—%	—%	—%	0.5%
Selling, general & administrative expenses	1,281.4	1,208.3	2,543.4	2,446.6
	23.2%	22.9%	23.0%	23.2%
Operating income	382.5	419.5	820.1	808.3
	6.9%	7.9%	7.4%	7.6%
Interest expense, net	46.1	75.8	276.1	150.5
Other (income) expense, net	(1.3)	0.1	(1.1)	0.4
Income before income taxes	337.7	343.6	545.1	657.4
	6.1%	6.5%	4.9%	6.2%
Income tax expense	63.8	109.8	110.7	223.1
Income tax rate	18.9%	32.0%	20.3%	33.9%
Net income	$ 273.9	$ 233.8	$ 434.4	$ 434.3
	5.0%	4.4%	3.9%	4.1%
Net earnings per share:				
Basic	$ 1.15	$ 0.99	$ 1.83	$ 1.84
Weighted average number of shares	237.9	236.7	237.7	236.5
Diluted	$ 1.15	$ 0.98	$ 1.82	$ 1.83
Weighted average number of shares	238.6	237.4	238.5	237.4

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

From time-to-time, the Company's financial results include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purposes of analyzing operating performance, financial position or cash flows. However, the Company believes providing additional information in the form of non-GAAP measures that exclude the unusual, non-recurring expense outlined below is beneficial to the users of its financial statements in evaluating the Company's current operating results in relation to past periods. The Company has included a reconciliation of this information to the most comparable GAAP measures in the following tables.

In the first quarter of 2018, the Company entered into a new Credit Agreement that provided a $1.25 billion revolving credit facility and a $782.0 million term loan facility. The Company also announced the registered offering of $750.0 million aggregate principal amount of Senior Floating Rate Notes due 2020, $1.0 billion of 3.7% Senior Notes due 2023, $1.0 billion of 4.0% Senior Notes due 2025 and $1.25 billion of Senior Notes due 2028. In connection with entry into the new Credit Agreement, the Company terminated the existing Credit Agreement and paid a redemption premium of $6.5 million for the early payment of the Term Loan B-2 Loans. In connection with the offering of the new Senior Notes, the Company redeemed the 5.75% Senior Notes due 2023 and paid a redemption premium of $107.8 million. In connection with the termination of the old Credit Agreement and the payment of Term Loan B-2 and the 5.75% Senior Notes due 2023, the Company accelerated the expense of approximately $41.2 million of amortizable non-cash deferred financing costs and expensed approximately $0.4 million in non-capitalizable transaction costs. Interest on the new debt was approximately $7.9 million in the first quarter and the interest foregone on the redemption of Term Loan A-1 and Term Loan B-2 was approximately $3.3 million.

In the first quarter of 2017, the Company evaluated the collectability of its divestiture-related receivable from Dollar Express, which acquired the stores that the FTC required the Company to divest. Based on a number of factors, the Company determined the outstanding balance of $50.9 million was not recoverable and recorded an impairment charge to write down the receivable to zero. During the second quarter of 2017, Dollar Express completed the liquidation of its stores and continued to be in default of its obligations to the Company, including its obligation to pay the receivable. An additional $2.6 million was recorded as a receivable and impaired in the 13 weeks ended July 29, 2017. The total receivable impairment for the 26 weeks ended July 29, 2017 was $53.5 million.

Reconciliation of Adjusted Net Income:	13 Weeks Ended		26 Weeks Ended	
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
Net income (GAAP)	$ 273.9	$ 233.8	$ 434.4	$ 434.3
SG&A adjustment:				
Receivable impairment	—	2.6	—	53.5
Interest expense adjustment:				
Redemption premium on 2023 Senior Notes	—	—	107.8	—
Redemption premium on Term Loan B-2	—	—	6.5	—
Deferred financing costs acceleration and non-capitalizable transaction costs	—	—	41.6	—
Interest expense new Senior Notes	—	—	7.9	—
Interest expense foregone on redemption of Term Loan A-1 and Term Loan B-2	—	—	(3.3)	—
Provision for income taxes on adjustment	—	(1.0)	(36.9)	(20.3)
Adjusted Net income (Non-GAAP)	$ 273.9	$ 235.4	$ 558.0	$ 467.5

Reconciliation of Adjusted EPS:	13 Weeks Ended		26 Weeks Ended	
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
Diluted earnings per share (GAAP)	$ 1.15	$ 0.98	$ 1.82	$ 1.83
Adjustment, net of tax	—	0.01	0.52	0.14
Adjusted EPS (Non-GAAP)	$ 1.15	$ 0.99	$ 2.34	$ 1.97

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

Reconciliation of Adjusted Operating Income:	**13 Weeks Ended**		**26 Weeks Ended**	
	August 4, 2018	**July 29, 2017**	**August 4, 2018**	**July 29, 2017**
Operating income (GAAP)	$ 382.5	$ 419.5	$ 820.1	$ 808.3
SG&A adjustment:				
Receivable impairment	—	2.6	—	53.5
Adjusted Operating income (Non-GAAP)	$ 382.5	$ 422.1	$ 820.1	$ 861.8

Reconciliation of Adjusted Operating Income - Family Dollar segment:	**13 Weeks Ended**		**26 Weeks Ended**	
	August 4, 2018	**July 29, 2017**	**August 4, 2018**	**July 29, 2017**
Operating income (GAAP)	$ 84.8	$ 130.4	$ 192.2	$ 203.8
SG&A adjustment:				
Receivable impairment	—	2.6	—	53.5
Adjusted Operating income (Non-GAAP)	$ 84.8	$ 133.0	$ 192.2	$ 257.3

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)
(Unaudited)

	13 Weeks Ended				26 Weeks Ended			
	August 4, 2018		July 29, 2017		August 4, 2018		July 29, 2017	
Net sales:								
Dollar Tree	$ 2,768.8		$ 2,586.9		$ 5,553.2		$ 5,158.6	
Family Dollar	2,756.8		2,694.3		5,526.1		5,409.7	
Total net sales	$ 5,525.6		$ 5,281.2		$ 11,079.3		$ 10,568.3	
Gross profit:								
Dollar Tree	$ 955.3	34.5%	$ 895.8	34.6%	$ 1,916.1	34.5%	$ 1,792.5	34.7%
Family Dollar	708.6	25.7%	732.0	27.2%	1,447.4	26.2%	1,462.4	27.0%
Total gross profit	$ 1,663.9	30.1%	$ 1,627.8	30.8%	$ 3,363.5	30.4%	$ 3,254.9	30.8%
Operating income:								
Dollar Tree	$ 297.7	10.8%	$ 289.1	11.2%	$ 627.9	11.3%	$ 604.5	11.7%
Family Dollar	84.8	3.1%	130.4	4.8%	192.2	3.5%	203.8	3.8%
Total operating income	$ 382.5	6.9%	$ 419.5	7.9%	$ 820.1	7.4%	$ 808.3	7.6%

	13 Weeks Ended						26 Weeks Ended					
	August 4, 2018			July 29, 2017			August 4, 2018			July 29, 2017		
	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total
Store Count:												
Beginning	6,716	8,241	14,957	6,444	8,038	14,482	6,650	8,185	14,835	6,360	7,974	14,334
New	82	64	146	76	57	133	150	126	276	165	132	297
Rebanner (a)	17	(21)	(4)	—	—	—	17	(24)	(7)	—	—	—
Closings	(3)	(23)	(26)	(14)	(20)	(34)	(5)	(26)	(31)	(19)	(31)	(50)
Ending	6,812	8,261	15,073	6,506	8,075	14,581	6,812	8,261	15,073	6,506	8,075	14,581
Selling Square Footage (in millions)	58.7	59.8	118.5	56.1	58.4	114.5	58.7	59.8	118.5	56.1	58.4	114.5
Growth Rate (Square Footage)	4.6%	2.4%	3.5%	5.3%	1.6%	3.3%	4.6%	2.4%	3.5%	5.3%	1.6%	3.3%

(a) Stores are included as rebanners when they close or open, respectively.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

	August 4, 2018		February 3, 2018		July 29, 2017	
Cash and cash equivalents	$	647.3	$	1,097.8	$	693.3
Short-term investments		—		—		4.0
Merchandise inventories, net		3,288.2		3,169.3		2,928.5
Other current assets		337.3		309.2		189.4
Total current assets		4,272.8		4,576.3		3,815.2
Property, plant and equipment, net		3,316.1		3,200.7		3,115.4
Assets available for sale		6.9		8.0		10.4
Goodwill		5,023.9		5,025.2		5,025.2
Favorable lease rights, net		334.5		375.3		420.4
Tradename intangible asset		3,100.0		3,100.0		3,100.0
Other intangible assets, net		4.7		4.8		4.9
Other assets		44.7		42.5		40.8
Total assets	$	16,103.6	$	16,332.8	$	15,532.3
Current portion of long-term debt	$	—	$	915.9	$	165.9
Accounts payable		1,241.7		1,174.8		1,196.3
Income taxes payable		14.1		31.5		—
Other current liabilities		651.6		736.9		722.5
Total current liabilities		1,907.4		2,859.1		2,084.7
Long-term debt, net, excluding current portion		5,041.8		4,762.1		5,595.0
Unfavorable lease rights, net		89.2		100.0		111.5
Deferred tax liabilities, net		976.0		985.2		1,449.8
Income taxes payable, long-term		30.1		43.8		41.6
Other liabilities		411.6		400.3		389.5
Total liabilities		8,456.1		9,150.5		9,672.1
Shareholders' equity		7,647.5		7,182.3		5,860.2
Total liabilities and shareholders' equity	$	16,103.6	$	16,332.8	$	15,532.3

The February 3, 2018 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	26 Weeks Ended	
	August 4, 2018	July 29, 2017
Cash flows from operating activities:		
Net income	$ 434.4	$ 434.3
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	304.0	305.2
Provision for deferred taxes	(9.4)	(6.8)
Amortization of debt discount and debt-issuance costs	51.7	8.4
Receivable impairment	—	53.5
Other non-cash adjustments to net income	49.1	49.2
Loss on debt extinguishment	114.7	—
Changes in operating assets and liabilities	(175.7)	(168.6)
Total adjustments	334.4	240.9
Net cash provided by operating activities	768.8	675.2
Cash flows from investing activities:		
Capital expenditures	(394.3)	(271.7)
Proceeds from (payments for) fixed asset disposition	(0.4)	2.1
Net cash used in investing activities	(394.7)	(269.6)
Cash flows from financing activities:		
Proceeds from long-term debt, net of discount	4,775.8	—
Principal payments for long-term debt	(5,432.7)	(569.3)
Debt-issuance and debt extinguishment costs	(155.3)	—
Proceeds from revolving credit facility	50.0	—
Repayments of revolving credit facility	(50.0)	—
Proceeds from stock issued pursuant to stock-based compensation plans	10.2	14.9
Cash paid for taxes on exercises/vesting of stock-based compensation	(21.7)	(24.7)
Net cash used in financing activities	(823.7)	(579.1)
Effect of exchange rate changes on cash and cash equivalents	(0.9)	0.4
Net decrease in cash and cash equivalents	(450.5)	(173.1)
Cash and cash equivalents at beginning of period	1,097.8	866.4
Cash and cash equivalents at end of period	$ 647.3	$ 693.3